UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 14)

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

York Capital Management Global Advisors LLC
1330 Avenue of the Americas, 20th Floor
New York, NY 10019
Telephone: (212) 300-1300

with copies to:
Kaitlin Descovich
Weil, Gotshal & Manges LLP
2000 M Street NW
Washington, DC 20026
Telephone: (202) 682-7000

(Name, address and telephone number of person authorized to receive notices and communications)

September 12, 2023
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
York Capital Management Global Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
57,442,113 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
57,442,113 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,442,113 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.8% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

This Amendment No. 14 (“Amendment No. 14”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017 (as amended, the “Statement”), and is filed by the Reporting Person with respect to the common stock, $0.0001 par value per share (“Shares”) of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

On September 12, 2023, York Select Strategy Master Fund, L.P. made a distribution in kind, on a pro rata basis, for no additional consideration, of all of the Shares held by it to its investors pursuant to its governing documents (the “York Select Distribution”). Additionally, on September 12, 2023, certain of the York Funds completed a transfer of 855,487 Shares to the estate of Kathleen Eisbrenner in satisfaction of certain obligations under letter agreements between York Capital and Ms. Eisbrenner, as described in the Statement.

Item 5.	Interests in the Securities of the Issuer.

Item 5 is amended and restated as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 14 are incorporated by reference in this Item 5. The beneficial ownership information that follows in this Item 5 is as of September 12, 2023.

(a)          (i) YGA may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 57,442,113 Shares in the aggregate, comprised of 57,188,182 Shares and 253,931 Shares issuable upon the exercise Series C Warrants, which represent approximately 23.8% of the outstanding Shares (calculated based on 241,428,210 Shares outstanding as of August 10, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023, plus 253,931 Shares issuable upon the exercise of Series C Warrants (the “Outstanding Shares”).

(ii) York Capital may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 6,715,727 Shares, comprised of 6,697,803 Shares and 17,924 Shares issuable upon the exercise of Series C Warrants. As the general partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Capital.

(iii) York Select Strategy may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 0 Shares. As the general partner of York Select Strategy, York Select Domestic Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York Select Strategy.

(iv) York Credit Opportunities may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 13,205,550 Shares, comprised of 13,175,576 Shares and 29,874 Shares issuable upon the exercise of Series C Warrants. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to be the beneficial owner of the securities beneficially owned by York Credit Opportunities.

(v) York Credit Opportunities Master may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 14,246,012 Shares, comprised of 14,211,656 Shares and 34,356 Shares issuable upon the exercise of Series C Warrants. As the general partner of York Credit Opportunities Master, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Credit Opportunities Master.

(vi) FDAF Dislocated Asset Fund II L.P. (formerly known as York European Fund) may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 3,837,880 Shares, comprised of 3,796,056 Shares and 41,824 Shares issuable upon the exercise of Series C Warrants. As the general partner of FDAF Dislocated Asset Fund II L.P., FDAF Dislocated Asset Fund II GP Limited (formerly known as York European Holdings) may be deemed to be the beneficial owner of the securities beneficially owned by FDAF Dislocated Asset Fund II L.P.

(vii) York Multi-Strategy may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 14,832,741 Shares, comprised of 14,808,842 Shares and 23,899 Shares issuable upon the exercise of Series C Warrants. As the general partner of York Multi-Strategy, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Multi-Strategy.

(viii) York Tactical may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 1,533,813 Shares, comprised of 1,497,964 Shares and 35,849 Shares issuable upon the exercise of Series C Warrants. As the general partner of York Tactical, York Tactical Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York Tactical.

 (ix) York Tactical PIV-AN may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 3,070,390 Shares, comprised of 3,000,185 Shares and 70,205 Shares issuable upon the exercise of Series C Warrants. As the general partner of York Tactical PIV-AN, York Tactical Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York Tactical PIV-AN.

(x) To the knowledge of the Reporting Person, except as described above, no Shares are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 1 to the Statement. The number of Shares beneficially owned and the percentage of Shares represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act.

 (b)         (i) YGA may be deemed to be the beneficial owner of 57,442,113 Shares in the aggregate, comprised of 57,188,182 Shares and 253,931 Shares issuable upon the exercise of Series C Warrants, which represent approximately 23.8% of the Outstanding Shares.

(ii) York Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 6,715,727 Shares, comprised of 6,697,803 Shares and 17,924 Shares issuable upon the exercise of Series C Warrants. As the general partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of securities beneficially owned by York Capital.

 (iii) York Select Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 0 Shares. As the general partner of York Select Strategy, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Select Strategy.

(iv) York Credit Opportunities may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 13,205,550 Shares, comprised of 13,175,676 Shares and 29,874 Shares issuable upon the exercise of Series C Warrants. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Credit Opportunities.

 (v) York Credit Opportunities Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 14,246,012 Shares, comprised of 14,211,656 Shares and 34,356 Shares issuable upon the exercise of Series C Warrants.  As the general partner of York Credit Opportunities Master, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Credit Opportunities Master.

(vi) FDAF Dislocated Asset Fund II L.P. (formerly known as York European Fund) may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 3,837,880 Shares, comprised of 3,796,056 Shares and 41,824 Shares issuable upon the exercise of Series C Warrants. As the general partner of FDAF Dislocated Asset Fund II L.P., FDAF Dislocated Asset Fund II GP Limited (successor to former general partner York European Holdings) may be deemed to be the beneficial owner of the securities beneficially owned by FDAF Dislocated Asset Fund II L.P.

4

(vii) York Multi-Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 14,832,741 Shares, comprised of 14,808,842 Shares and 23,899 Shares issuable upon the exercise of Series C Warrants. As the general partner of York Multi-Strategy, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Multi-Strategy.

(viii) York Tactical may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,533,813 Shares, comprised of 1,497,964 Shares and 35,849 Shares issuable upon the exercise of Series C Warrants. As the general partner of York Tactical, York Tactical Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Tactical.

      (ix) York Tactical PIV-AN may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 3,070,390 Shares, comprised of 3,000,185 Shares and 70,205 Shares issuable upon the exercise of Series C Warrants. As the general partner of York Tactical PIV-AN, York Tactical Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Tactical PIV-AN.

 (x) To the knowledge of the Reporting Person, none of the persons named on Exhibit 1 to the Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any Shares, except as set forth on Exhibit 1.

(c)  Except as reported in this Amendment No. 14, including Exhibit 1 hereto, and for the issuance of Shares pursuant to the Mandatory Conversion, none of the Reporting Person of the persons named on Exhibit 1 to the Statement has effected any transaction in Shares within last sixty days.

(d)  To the knowledge of the Reporting Person, no other Reporting Person or person named on Exhibit 1 to the Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities of the Issuer reported on this Amendment No. 14.

(e)  Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	September 14, 2023
York Capital Management Global Advisors, LLC

		By:	/s/ Brian Traficante
			Name:	Brian Traficante
			Title:	Managing Director & Chief Operating Officer, General
Counsel and Chief Compliance Officer

EXHIBIT 1
DIRECTORS AND EXECUTIVE OFFICERS OF
YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC.

Name	Title	Principal Business Address	Principal Occupation	Citizenship	Ownership of Shares[1]
James G. Dinan	Chairman and Chief Executive Officer	1330 Avenue of the Americas, 20th Floor New York, NY 10019	Investment management	USA	234,877
William Vrattos	Chief Investment Officer and Managing Partner	1330 Avenue of the Americas, 20th Floor New York, NY 10019	Investment management	USA	273,598

1 Represents shares held directly or indirectly following the York Select Distribution on September 12, 2023.